news release

ArcelorMittal announces EUR 2.5 billion Bond issue

On 27 May 2009, ArcelorMittal ("The Company" or "the Issuer") completed the pricing of two series of EUR denominated notes for an aggregate principal amount of EUR 2,500,000,000 consisting of EUR 1,500,000,000 principal amount of its 8.250 % Notes due 2013 and EUR 1,000,000,000 principal amount of its 9.375 % Notes due 2016.

The proceeds to ArcelorMittal (before expenses), amounting to approximately EUR 2.5 billion, will be used to lengthen the debt maturity profile and to refinance existing indebtedness.

The offering is scheduled to close on 3 June 2009, subject to satisfaction of customary conditions.